December 19, 2014

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Ms. Cecilia Blye

Office of Global Security Risk

RE:	Flowserve Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 23, 2011

File No. 1-13179

Dear Ms. Blye:

Flowserve Corporation, a New York corporation (the “Company”), hereby transmits this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 16, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K (File No. 1-13179) (the “2010 Form 10-K”), which was addressed to Mark A. Blinn, President and Chief Executive Officer of the Company.

This letter sets forth the Company’s responses to the Staff’s comments set forth in the Comment Letter. For convenience, the headings and numbered paragraphs below correspond to those in the Comment Letter, with the Staff’s comments presented in bold face. We are also sending a copy of this letter via overnight delivery to your attention.

General

1.	You state on page 16 of your Form 10-K for the fiscal year ended December 31, 2012, filed February 21, 2013, that effective December 31, 2011, your foreign subsidiaries “completed the withdrawal” from autonomously conducting business with customers in Sudan and Syria, and that their remaining activities in those countries were limited to government-mandated inspections. However, you state on page 26 of your Form 10-Q for the quarterly period ended March 31, 2013, filed April 24, 2013, that effective December 31, 2011, your foreign subsidiaries were “directed to complete their withdrawal” from Sudan and Syria.

U.S. Securities and Exchange Commission

December 19, 2014

As you are aware, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the current Form 10-K about any contacts with Sudan or Syria. Please clarify for us the nature and extent of your contacts with Sudan and Syria since your letter to us dated November 17, 2011. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

We note the Staff’s comment, and, in response, we would like to reiterate that in 2006, the Company began a voluntary withdrawal, on a phased basis, from conducting new business through our foreign subsidiaries and their locally-selected sales representatives in Sudan and Syria, as well as Iran. As disclosed in our prior public filings and a previously submitted response to a prior request for information (our letter to the Commission dated November 17, 2011), while our foreign subsidiaries began a phased voluntary withdrawal from conducting new business in these countries, they continued to honor certain existing contracts, commitments and warranty obligations (collectively “pre-existing agreements” hereinafter) that our subsidiaries believed to be in compliance with U.S. laws and regulations. Such activity was limited to winding-down efforts undertaken by our foreign subsidiaries and their locally-selected sales representatives pursuant to obligations with customers in these countries under said pre-existing agreements in place at the time of the submission of our November 17, 2011 letter to the Commission.1

At this time, to the best of our knowledge, withdrawal from Sudan and Syria was completed by our foreign subsidiaries on or by December 31, 2011, as we projected in our November 17, 2011 letter to the Commission. Except for any inadvertent violations discovered/disclosed, no further transactions or dealings with these countries have taken place, to our knowledge. As such, the Company has no activity with Sudan or Syria occurring on or after November 17, 2011 to disclose to the Commission.

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[1]	Activities described related to process pumps, valves, valve actuators, mechanical seals and certain other fluid handling products and parts (and related support services) sold primarily to oil and gas industry customers as well as other commercial applications, such as water and steam handling and other industrial uses, in these countries through commercial agreements independently negotiated by our foreign subsidiaries. The underlying sales of the aforementioned products and parts were made to private and public companies, particularly in the oil and gas industry, some of which are believed to be partly or wholly-owned by the referenced governments. Again, all activities ceased on or by December 31, 2011, to the best of our knowledge.

U.S. Securities and Exchange Commission

December 19, 2014

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your continued cooperation regarding this matter. Please contact me at (972) 443-6608 with any questions regarding the foregoing responses or if you have any other questions.

Sincerely,

/s/ Carey A. O’Connor

Senior Vice President and General Counsel

Flowserve Corporation

cc:	M. A. Blinn

S. E. Sullivan

L. E. Alverson